UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

R. R. Donnelley & Sons Company
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257867200
(CUSIP Number)

James Ruggerio c/o Chatham Asset Management, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,141,657*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,141,657*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,141,657*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 12.9%*
14.	Type of Reporting Person (See Instructions): IA

 *See Item 5 for additional information.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,445,568*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	5,445,568*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,445,568*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 7.6%*
14.	Type of Reporting Person (See Instructions): CO

 *See Item 5 for additional information.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,141,657*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,141,657*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,141,657*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 12.9%*
14.	Type of Reporting Person (See Instructions): IN

 *See Item 5 for additional information.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of R.R. Donnelley & Sons Company (the “Issuer”). This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020 (the “Initial Schedule 13D”). The Initial Schedule 13D, as amended and supplemented by this Amendment No. 1 is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of Item 4 of the Schedule 13D:

On February 28, 2020, CAM delivered a letter (the “Letter”) to the Issuer. The Letter is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	Letter to the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2020

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).